EXHIBIT 1
         to SCHEDULE 13D



PROMETHEUS SOUTHEAST RETAIL                       KIMCO REALTY CORPORATION
TRUST                                             3333 New Hyde Park Road
c/o Lazard Freres Real Estate Investors L.L.C.    Suite 100
30 Rockefeller Plaza, 50th Floor                  P.O. Box 5020
New York, NY  10020                               New Hyde Park, NY  10042-0020



                                                May 17, 2002


Special Committee of the Board of Directors
Konover Property Trust, Inc.
3434 Kildaire Farm Road, Suite 200
Raleigh, NC  27606
Attn:  Mr. William Eberle, Chairman

Dear Mr. Eberle:

                  On behalf of Prometheus Southeast Retail Trust ("PSRT") and Kimco Realty Corporation (NYSE: KIM) ("Kimco"), we are pleased to submit a proposal (the "Proposal") for the acquisition of Konover Property Trust, Inc. ("KPT") on the terms and conditions described herein.

                  PSRT and Kimco propose to acquire KPT pursuant to a merger transaction in which a newly formed Maryland corporation owned by PSRT and Kimco ("Newco"), would be merged with and into KPT (the "KPT Merger"). Each holder of KPT's common stock would receive $1.90 per share in cash (the "Common Stock Price Per Share"), and each holder of KPT's Series A Convertible Preferred Stock would be entitled to elect to receive either (x) a new preferred security representing a continuing interest in KPT, the principal terms of which are described in EXHIBIT A hereto, or (y) 105% of the Common Stock Price Per Share multiplied by the number of shares of common stock issuable upon conversion of such holder's shares of Series A Convertible Preferred Stock.

                  The Agreement and Plan of Merger (the "Merger Agreement") attached as EXHIBIT B hereto has been marked to show our comments on the draft provided to us by KPT's counsel. We believe that our comments are consistent with creating a fair transaction and a prompt and certain closing, and we would expect to resolve quickly all outstanding issues.

                  As described in the Merger Agreement, the structure we are proposing contemplates that immediately prior to the consummation of the KPT Merger, PSRT will contribute its contingent value right (the "CVR") to Newco. Please note that upon contribution of the CVR to Newco and consummation of the KPT Merger, all of PSRT's rights in respect of the CVR shall be terminated at no cost to KPT or its existing shareholders.

                  The Proposal shall not be legally binding on either PSRT or Kimco until the execution and delivery by the parties of definitive agreements required for this transaction. While we have substantially completed our due diligence review, some additional due diligence is required. We are confident we can conclude any further due diligence promptly.

                  Since we do not believe that the transactions contemplated by the Proposal require a Hart-Scott-Rodino filing, we believe it should be possible to close the transactions promptly following approval by KPT's stockholders. In addition, please note that PSRT is prepared to execute a customary voting agreement pursuant to which it will agree to vote its shares of common stock of KPT in favor of the transactions contemplated by the Proposal.

                  The Proposal will remain open for discussion until 5:00 p.m., New York time, on May 31, 2002.

                  We hereby advise you that PSRT intends to make the public disclosures required under Section 13(d) of the Securities Exchange Act of 1934, as amended, as soon as practicable.

                  We can assure you that our approach to completion of a transaction will be prompt, reasonable and pragmatic. We look forward to receiving your response and would be pleased to provide any other information that you may require or to arrange a meeting at your earliest convenience.


                                        Very truly yours,


PROMETHEUS SOUTHEAST RETAIL             KIMCO REALTY CORPORATION
TRUST

By:  /s/ Matthew J. Lustig              By:  /s/ David B. Henry
     -----------------------------           ----------------------------------
     Name:  Matthew J. Lustig                Name:  David B. Henry
     Title: President                        Title: Vice Chairman and Chief
                                                    Investment Officer